 Exhibit 99.1

CIBC Receives TSX Approval for Normal Course Issuer Bid

TORONTO, May 31, 2019 /CNW/ - CIBC (TSX/NYSE: CM) announced today that the Toronto Stock Exchange (TSX) has accepted notice of CIBC's intention to make a normal course issuer bid (NCIB).  On May 22, 2019, CIBC announced its intention to seek TSX approval for a new NCIB. This approval would permit CIBC to purchase for cancellation from time to time up to nine million common shares, representing approximately 2% of CIBC's 444,750,528 issued and outstanding common shares as of May 22, 2019.  The average daily trading volume for the six months ended April 30, 2019 and the maximum amount of common shares that could be purchased each day, calculated pursuant to the rules of the TSX for the purposes of the NCIB, were 1,517,915 and 379,478 common shares, respectively.

CIBC's purchase of common shares under a NCIB is consistent with the bank's priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.

Purchases under the bid may commence through the TSX on or after June 4, 2019 and may also be made through alternative Canadian trading systems and the NYSE.  The bid will be completed upon the earlier of (i) CIBC purchasing 9 million common shares, (ii) CIBC providing a notice of termination, or (iii) June 3, 2020.  CIBC Capital Markets has been retained to act as designated broker to repurchase CIBC shares pursuant to the bid under automatic share purchase plans established periodically.  Each plan would define a prearranged set of criteria determined by CIBC. The price paid for the common shares will be the market price at the time of the purchase. The common shares purchased under the NCIB will be cancelled.

CIBC's previous normal course issuer bid for the purchase of up to nine million common shares commenced on June 4, 2018 and expires on June 3, 2019.  Between June 4, 2018 and May 30, 2019, CIBC purchased 3.5 million of its common shares for cancellation at an average price of $119.22 per share.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC
CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC - Investor Relations

View original content: http://www.newswire.ca/en/releases/archive/May2019/31/c8607.html

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 09:00e 31-MAY-19